UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        OCEAN OPTIQUE DISTRIBUTORS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   674864 10 3
                                 (CUSIP Number)

 ROBERT L. KOEPPEL, C/O OCEAN OPTIQUE DISTRIBUTORS, INC., 2 N.E. 40TH STREET, MIAMI, FLORIDA 33137
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                FEBRUARY 20, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                        -----------------
CUSIP NO. 674864 10 3                                          PAGE 2 OF 6 PAGES
-----------------------                                        -----------------
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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Robert L. Koeppel
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2                                             [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------
                                      7         SOLE VOTING POWER

           NUMBER OF                             48,130,000(1)
            SHARES
         BENEFICIALLY          -------------------------------------------------
           OWNED BY                   8         SHARED VOTING POWER
             EACH
           REPORTING                            -0-
            PERSON
             WITH              -------------------------------------------------
                                      9         SOLE DISPOSITIVE POWER

                                                48,130,000(1)

                               -------------------------------------------------
                                      10        SHARED DISPOSITIVE POWER

                                                  -0-

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              48,130,000(1)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              76%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents shares beneficially owned by XR Co., of which the reporting person is the sole shareholder.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 674864 10 3                                          PAGE 3 OF 6 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              XR Co.                                  Fed. I.D. applied for
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2                                              [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
--------------------------------------------------------------------------------
                                      7         SOLE VOTING POWER

           NUMBER OF                             48,130,000
            SHARES
         BENEFICIALLY          -------------------------------------------------
           OWNED BY                   8         SHARED VOTING POWER
             EACH
           REPORTING                            -0-
            PERSON
             WITH              -------------------------------------------------
                                      9         SOLE DISPOSITIVE POWER

                                                48,130,000

                               -------------------------------------------------
                                      10        SHARED DISPOSITIVE POWER

                                                -0-

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              48,130,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              76%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In January 1998, Ocean Optique Distributors, Inc. ("Ocean") entered into a Consulting Agreement (the "Consulting Agreement") with XR Co., a privately held Miami-based investment company. The Consulting Agreement contemplated, among other matters, that XR Co. would assist Ocean in increasing its net tangible assets by approximately $1.0 million in exchange for which, among other matters, XR Co. received shares of Ocean's Series D Preferred Stock (the "Series D Preferred Stock"), which gave it voting control of Ocean. Subsequent to the date of the Consulting Agreement, XR Co. and Ocean determined that the amount by which Ocean's net tangible assets needed to be increased was significantly in excess of the $1.0 million originally contemplated. On February 20, 1998, Ocean and XR Co. entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which XR Co. purchased from Ocean all of the outstanding capital stock of two of Ocean's subsidiaries, Classic Optical, Inc. ("Classic") and European Manufacturers Agency, Inc. ("EMA"), in exchange for XR Co.'s purchase of the liabilities of Classic and EMA through the acquisition of their outstanding capital stock. Classic and EMA had combined assets of approximately $183,000 and combined liabilities of approximately $2,730,000.

         In connection with the purchase transaction, Ocean and XR Co. also supplemented the Consulting Agreement pursuant to which Ocean issued to XR Co. 5,926 shares of Ocean's newly-designated Series E Preferred Stock (the "Series E Preferred Stock"). The Series E Preferred Stock pays cumulative dividends at the annual rate of 2.5% of liquidation preference beginning on July 1, 1998, has a liquidation preference of $2.70 per share after July 1, 1998, and is subordinate to Ocean's previously issued series of preferred stock, other than the Series D Preferred Stock with which it ranks pari passu. The shares of Series E Preferred Stock may be converted by XR Co. into shares of Ocean's common stock at the rate of 5,000 shares of common stock for each $270 of liquidation value plus accumulated but unpaid dividends for each share converted. The Series B Preferred Stock has 5,000 votes per share and votes together with Ocean's common stock and other voting preferred stock as a single class on all matters (except as required by law). As a result of the transaction, XR Co. holds approximately 76% voting control of Ocean.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         VOTING POWER     DISPOSITIVE POWER
         ------------     -----------------

            SOLE         SHARED      SOLE        SHARED
            ----         ------      ----        ------

         48,130,000 (1)   -0-    48,130,000(1)     -0-

    (1) Reflects 2,846,154 shares of Series D Cumulative Convertible Preferred Stock, each of which is convertible into 6.5 shares of Common Stock of Ocean, and 5,926 shares of Series E Cumulative Convertible Preferred Stock, each of which is convertible into 5,000 shares of Common Stock for each $270 of liquidation value plus accumulated but unpaid dividends for each share converted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 3. above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Purchase Agreement
        Exhibit 2 - Addendum to Consulting Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /S/ROBERT L. KOEPPEL
                                                 -------------------------------
                                                 Robert L. Koeppel

                                                 XR CO.

                                                 By:  /S/ ROBERT L. KOEPPEL
                                                 -------------------------------
                                                 Robert L. Koeppel, President

Dated:  March 5, 1998

                                 EXHIBIT INDEX

EXHIBIT                  DESCRIPTION
-------                  -----------

1                        Purchase Agreement

2                        Addendum to Consulting Agreement